
February 9, 2012

<u>Via E-mail</u>
Angelo Scola
Chief Executive Officer
Pioneer Exploration Inc.
2700 Newport Boulevard, Suite 190
Newport Beach, California 92663

> **Re: Pioneer Exploration Inc.**
> **Form 8-K/A**
> **Filed January 20, 2012**
> **Form 10-Q for the Period Ended November 30, 2011**
> **Filed January 27, 2012**
> **File: 000-53784**

Dear Mr. Scola:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment three in our letter dated November 28, 2011; however, we do not see the revised disclosure on page 12. Please revise or advise.

2. We note your response to comment two in our letter dated November 28, 2011 and revised disclosure. We also note the statement on page six that "IBA Green's competitive advantage is its IBA Technology and the ability of the IBA Technology to manipulate IBA mechanical properties and the stabilization of IBA chemical structure into an inert and non-toxic aggregate." Given that you do not have a product and appear

to be several months or years away from a prototype, please revise to clarify the basis for your beliefs on pages 2-7 regarding what your product "will" do and what its competitive advantage "is."

3. We note that Mr. Brady's biographical information has been deleted. Please revise to clearly identify your current officers and directors. If Mr. Scola is your sole executive officer, please revise throughout to indicate that you have one executive officer. Currently your references to "management" and "management team" suggest that you have multiple officers.

Item 1. Business, page 2

Products and Services, page 3

4. We note your response to comments one and five in our letter dated November 28, 2011 and we re-issue them in part. Please revise your disclosure to clearly and consistently explain the status of your products. In this regard, we note that you frequently use the present or past tense to describe your operations. For example, we note references to:

- "technology company that develops and utilizes technology…"

- "proprietary process enables IBA Green to up-cycle…"

- "construction aggregate products that meet industry performance specifications…"

Please revise or advise.

Restated Financial Statements

5. You state in the response to comment 16 in our letter dated November 28, 2011 that the pre-opening/deferred costs were "removed to expense." Please justify this statement in view of the fact that $407,000 of pre-opening/deferred costs were presented on the balance sheet in the original Form 8-K, there is no such asset on the balance sheet in the amended Form 8-K and total expenses amount to only $99,900. It appears to us that the aggregate asset should have been charged to expense in its entirety. Please revise or tell us why no revision is required.

6. We note you had recognized $878,000 of Equipment and $641,000 of Patents on the balance sheet in the original Form 8-K. Please explain to us how you have eliminated these assets in the amended balance sheet. It appears to us that the balance of the Patents should have been charged to expense in its entirety. Please revise or tell us why no

revision is required. Explain to us why the full balance of Equipment has been eliminated from the balance sheet and why this elimination is appropriate under GAAP.

7. Explain why you have eliminated Notes Payable ($442,000) and Paid-In Capital ($1,434,000) from the balance sheet and why this change is appropriate.

8. Please file an Item 4.02 Form 8-K related to the restated financial statements or tell us why you are not required to file such form. Please also include the required disclosures of FASB ASC 250 within your financial statements.

Change in Accountants

9. We note IBA Green, Inc. has changed accountants to Manning Elliot LLP. Please provide the disclosures required by Item 304 of Regulation S-K with respect to any changes in IBA Green's auditors which occurred within 24 months prior to, or in the period subsequent to, the first filing containing IBA Green's financial statements.

10. We note that IBA Green Inc's executive offices are located in the United States. Please explain to us why a Canadian accountant is now its principal auditor.

Exhibit 99.2

Pro Forma Financial Statements

11. We note your response to comment 24 in our letter dated November 28, 2011. We re-issue our comment as it appears you have adjusted the Accumulated Deficit account rather than the Additional Paid in Capital account for certain equity adjustments related to the reverse merger. Please explain why you have adjusted the Accumulated Deficit account to give effect to the merger or revise the balance sheet accordingly.

Form 10-Q for the period ended November 30, 2011

12. We note the August 31, 2011 balance sheet included in your Form 10-Q for the period ended November 30, 2011 is IBA Green's historical pre-merger balance sheet for this period. Please revise this balance sheet to give retroactive effect to the reverse merger.

Evaluation of Disclosure Controls and Procedures

13. You disclosed that disclosure controls and procedures ("DC&P") were effective for the period ended November 30, 2011; however, you also concluded that DC&P were not effective for the period ended August 31, 2011. We note a lack of disclosure concerning any remediation procedures to correct or eliminate the material weaknesses other than the procedures implemented in March 2009 that did not appear to have any effect upon

management's conclusion at August 31, 2011. Please advise or revise your disclosures accordingly.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727, or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, Legal Branch Chief, at (202) 551-3536, with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Rene Daignault, Esq.